BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in compliance with Article 157, §4º, of Law No. 6.404/76 and in accordance with Resolution CVM No. 44, as of August 23, 2021, informs its shareholders and the market in general, that the Company’s Board of Director, on the date hereof, approved the Company’s share buyback program (“Share Buyback Program”) under the following conditions:

•	The Goal of the Company with the Share Buy Back Program: comply with the obligations assumed by the Company under the Stock Option Plan, approved in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015 (“Stock Option Plan”) and under the Restricted Stock Option Plan, approved in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015, modified in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April, 26, 2017, in the Company’s Extraordinary Shareholders’ Meeting dated as of May 25, 2018, in the Company’s Ordinary and Extraordinary Shareholders’ Meeting, dated as of April 29, 2019, in the Company’s Ordinary and Extraordinary Shareholders’ Meeting, dated as of April 27, 2020 and in the Company’s Ordinary and Extraordinary Shareholders’ Meeting, dated as of April 27, 2021 (“Restricted Stock Option Plan”);
•	Maximum quantity of shares to be purchased: up to 3,696,858 common shares;
•	Quantity of free float shares, in accordance with the definition provided under Article 8, §3 of Instruction CVM No. 567/2015: 808,391,943 common shares (based on the shareholding position as of September 28, 2021);
•	Quantity of shares held in treasury on the date hereof: 4,081,303 common shares (based on the shareholding position as of September 28, 2021);
•	The Company understands that the acquisition of its own shares will not impact its shareholding composition nor its administrative structure;

•	The shares acquired under the Share Buyback Program will be used for the implementation of Stock Option Plan and the Restricted Stock Option Plan. In case they are not used for this purpose, the shares may be later cancelled or once again sold in the market;
•	Term for the acquisition of the Company’s shares under the Share Buyback Program: 18 months, starting from October 1, 2021 and ending on April 1, 2023. The Executive Board will define the dates on which the buyback will be effectively executed;
•	The financial institution that will act as intermediary is: BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, CNPJ 61.855.045/0034-09, Avenida Brigadeiro Faria Lima, 3950, 11º Andar, São Paulo – SP / Zip Code: 04534-011;
•	The acquisitions under the Share Buyback Program will be supported by the Company’s capital reserve, as provided in the Company’s financial statements relating to the quarter ending on June 30, 2021, corresponding to R$ 141,833,869.67;
•	The members of the Board of Directors understand that the Company’s current financial situation is compatible with the implementation of the Share Buyback Program under the approved conditions and consider that the buyback of shares will not harm the obligations assumed before the Company’s creditors nor the payment of mandatory dividend to its shareholders. This conclusion results from the evaluation of the potential financial amounts to be deployed in the Share Buy Back Program when compared with (i) the level of obligations assumed before its creditors, as the Company has payment capacity to comply with its financial obligations; and (ii) the amount available in cash, cash equivalents and financial investments. The Company's management also understands that there are no foreseeable facts capable of causing significant changes in the amount of resources available for the repurchase of shares over the remaining period of the current fiscal year.

São Paulo, September 30, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer